EXHIBIT 99.1

Equinor files Form 20-F and presents annual and sustainability reports for 2020

In accordance with Section 203.01 of the New York Stock Exchange Listed Company Manual, Equinor ASA (NYSE: EQNR) announces that on 19 March 2021 it filed with the Securities and Exchange Commission its 2020 Annual Report on Form 20-F that included audited financial statements for the year ended December 31, 2020.

The Equinor 2020 Annual Report and Form 20-F may be downloaded from Equinor’s website at www.equinor.com. References to this document or other documents on Equinor’s website are included as an aid to their location and are not incorporated by reference into this document. All SEC filings made available electronically by Equinor may be obtained from the SEC’s website at www.sec.gov.

Shareholders may also request a hard copy of the annual report free of charge at www.equinor.com.

Contacts

Investor relations
Peter Hutton, senior vice president Investor Relations,
+44 7881 918 792

Press
Bård Glad Pedersen, vice president Media Relations,
+47 918 01 791